EXHIBIT 99.1

News for Immediate Release

Electrovaya Launches New Line of Lithium-Ion Battery Systems for Class III Material Handling Vehicles

New product family that will power “Walkie Pallet Jack” Class III Material Handling Vehicles will be on display at MODEX 2026

Toronto, Ontario – April 13, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today announces the launch of Infinity battery systems for application in walkie pallet jacks. Walkie pallet jacks are ubiquitous across distribution centers, warehouses, manufacturing plants, and retail stores.

The walkie pallet jack battery line features two capacities, a 108 Ah (2.8 kWh) and a larger 162 Ah (4.1 kWh) pack, available in widths ranging from 5.5” to 9”. Each pack includes an onboard charger offered in either 650W or 1200W. The combination of multiple battery sizes and charger options allows for precise configuration to match specific application needs.

“With this product line launch, our material handling equipment battery portfolio is further enhanced, positioning us to offer a complete and unified solution to our customers,” said Jeremy Dang, Vice President of Business Development at Electrovaya.

Electrovaya will showcase a walkie pallet jack battery at MODEX 2026 in booth #B11411.

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, the potential for additional purchase orders from the described customer in CY 2026, order growth and customer demand FY and CY 2026, walkie pallet jack products, the demand for walkie pallet jack battery systems, future business opportunities, and the ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “planned”, “objective”, “estimated” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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